

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2024

Al Lopez
Chief Executive Officer
IB Acquisition Corp.
2500 N Military Trail, Suite 160-A
Boca Raton FL 33431

Re: IB Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 19, 2023
File No. 333-275650

Dear Al Lopez:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 14, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your revised disclosures in response to prior comment 1 and that you can extend the deadline to complete the business combination beyond 18 months. However, please revise to clarify whether any such change would require shareholder approval. Please add similar clarification elsewhere in your filing where you describe the deadline.

The Offering, page 7

2. We acknowledge your revised disclosures in response to prior comment 2. We also note that on page 8, you state that your sponsor, officers and directors may vote any public shares purchased during or after this offering in favor of your initial business combination. Please revise to reconcile the statement with your disclosure in the third bullet of your discussion on page 26, which indicates that securities purchased by them would not be

voted in favor of a transaction.

<u>Risk Factors</u>
<u>We have engaged our underwriters to provide services..., page 20</u>

3.   We note your revised disclosures in response to prior comment 5, and refer to the last sentence of your first paragraph. As previously stated, please revise to describe the negotiations resulting in the engagement of I-Bankers, which is associated with your sponsor, for these additional matters and on these terms, and explain why you consider such negotiations to be on an arm's length basis. Alternatively, please revise to explain, here and in the first risk factor on page 21, that these terms were not the result of arm's length negotiations, or advise. Please also advise whether your independent directors will have an opportunity to cancel or otherwise modify these agreements following the offering.

Please contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Cavas S. Pavri, Esq.